# SEC Schedule 13G/A (Amendment No. 18) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aberdeen Japan Equity Fund, Inc., CIK 0000866095
CUSIP: 00306J109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1900 Market Street, Suite 200, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-09-000352
Filed by CIK 0001436866

## Reporting persons
- 1607 Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,909,956; shared voting power 0; sole dispositive power 2,909,956; shared dispositive power 0; aggregate amount beneficially owned 2,909,956 (20.67% of the class)

## Item 1. Issuer
Name of issuer: Aberdeen Japan Equity Fund, Inc.
Address of issuer's principal executive offices: 1900 Market Street, Suite 200, Philadelphia, PA 19103

## Item 2. Person Filing
Name of person filing: 1607 Capital Partners, LLC
Address of principal business office or, if none, residence: 13 S. 13th Street, Suite 400, Richmond, Virginia 23219
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2909956
Percent of class: 20.67
Sole power to vote or to direct the vote: 2909956
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2909956
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 1607 Capital Partners, LLC: Kevin Rutherford, Kevin Rutherford / Chief Compliance Officer (02/13/2025)